April 9, 2025

Masoud Toloue, Ph.D.
President and Chief Executive Officer
Quanterix Corp
900 Middlesex Turnpike
Billerica, MA 01821

       Re: Quanterix Corp
           Amendment No. 2 to Registration Statement on Form S-4
           Filed April 4, 2025
           File No. 333-284932
Dear Masoud Toloue Ph.D.:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4 filed April 4, 2025 Risk Factors, page 22

1.     We note your disclosure on page 26 stating that    two of Quanterix   s
stockholders
       have indicated that they currently intend to oppose the Merger
(emphasis
       added). Given Kent Lake is actively soliciting in opposition to the Share Issuance
       Proposal and the Adjournment Proposal, please update this risk factor.

General

2.     To aid stockholder understanding, please consider adding disclosure relating to
       Quanterix   s evaluation of the materiality of Akoya   s cash burn, debt
burden, and
       going-concern issues. If these issues were not considered or considered but granted little weight, this also may be helpful for stockholders to understand. Please describe
 April 9, 2025
Page 2

       how any such evaluation, as well as any plans to mitigate such issues, influenced negotiations or the terms of the Merger.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Laura McKenzie at 202-551-4568, Margaret Sawicki at 202-551-7153
or Lauren Nguyen at 202-551-3642 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Kerry Burke, Esq.